                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 11-K

(Mark One)

/X/   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [FEE REQUIRED]

      For the fiscal year ended December 31, 1993

                             OR
/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      For the transition period from __________  to  __________.



      Commission file number 1-5725

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      Quanex Corporation Hourly Bargining Unit Employees Savings Plan



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      Quanex Corporation
      1900 West Loop South, Suite 1500
      Houston, Texas 77027
      Phone: (713) 961-4600

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


DATE
      ----------------------------------

Deloitte & Touche

                         Suite 2300                   Telephone: (713) 756-2000
                         333 Clay Street              Facsimile: (713) 756-2001
                         Houston, Texas 77002-4196

                         INDEPENDENT AUDITORS' REPORT

The Benefit Committee
Quanex Corporation
Houston, Texas

RE: Quanex Corporation Hourly Bargaining Unit Employees Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Quanex Corporation Hourly Bargaining Unit Employees Savings Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information by fund and supplemental schedules of (1) investments as of December 31, 1993 and (2) 5% reportable transactions for the year ended December 31, 1993 are presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits on the individual funds. This information and these schedules are not a required part of the basic financial statements. The schedules are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information and these schedules are the responsibility of the Plan's management. Such supplemental information and schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/  DELOITTE & TOUCHE


April 26, 1994

                              QUANEX CORPORATION
                HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                      STATEMENTS OF NET ASSETS AVAILABLE
                                 FOR BENEFITS




                                                           December 31,
                                                     --------------------------
                                                       1993            1992
                                                     -----------    -----------
Assets:

  Investments, at fair value:

    Mutual fund assets                               $2,249,402     $1,324,613
    Quanex common stock                                  15,617          6,500
                                                     ----------     ----------
                                                      2,265,019      1,331,113

  Deposits with insurance company,
    at contract value                                   281,373        362,774
                                                     ----------     ----------
         Total                                        2,546,392      1,693,887
                                                     ----------     ----------
  Employee contributions receivable                      74,473         63,803
                                                     ----------     ----------
Net assets available for benefits                    $2,620,865     $1,757,690
                                                     ==========     ==========




                      See notes to financial statements.

                              QUANEX CORPORATION
                HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS




                                                           YEAR ENDED
                                                           DECEMBER 31,
                                                     --------------------------
                                                       1993            1992
                                                     -----------    -----------
Investment Income:

    Interest and dividends                           $  148,229     $  102,700
    Net appreciation (depreciation) in
        fair value of investments                        72,733        (29,049)
                                                     ----------     ----------
    Total                                               220,962         73,651
                                                     ----------     ----------
Employee contributions                                  830,367        717,563
                                                     ----------     ----------
    Total additions                                   1,051,329        791,214
                                                     ----------     ----------
Benefit payments                                        188,154         71,164
                                                     ----------     ----------
Increase in net assets available for benefits           863,175        720,050
                                                     ----------     ----------
Net assets availabe for benefits:
    Beginning of year                                 1,757,690      1,037,640
                                                     ----------     ----------
    End of year                                      $2,620,865     $1,757,690
                                                     ==========     ==========




                      See notes to financial statements.

                              QUANEX CORPORATION
                HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED DECEMBER 31, 1993 and 1992

A.   THE PLAN

     The following brief description of the Quanex Corporation Hourly Bargaining Unit Employees Savings Plan (the "Plan")is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     (1) General. The Plan, originally named the Quanex Corporation Hourly Employees Savings Plan, became effective January 1, 1989 and is sponsored by Quanex Corporation (the "Company"). The Plan began receiving contributions in April 1989. The Plan is a defined contribution plan which is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a voluntary savings plan in which hourly employees of certain divisions of the Company are eligible to participate after completing three months of active service. The assets of the Plan are held in trust by Fidelity Management Trust Company (the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Board of Directors of the Company, serves as the Plan administrator.

     (2) Contributions. Participants may elect to make contributions up to 15% of their before-tax annual compensation or up to 10% of their after-tax compensation as defined by the Plan agreement. There are no provisions in the Plan agreement for matching contributions by the Company.

     (3) Participant Accounts. Each participant's account is credited with the participant's contribution and an allocation of investment income, which is based on the participant's account balances as of the end of the period in which the income was earned.

     (4) Investment Options. The Plan as seven investment funds managed by the Trustee, as follows:

          Government Money Market Fund--composed of short-term goverment obligations

          Short-Intermediate Government Fund--invested and reinvested in securities issued by the U.S. government.

          Puritan Fund--invested and reinvested in common and preferred stock and bonds.

          Magellan Fund--invested and reinvested in equity and debt securities of foreign and domestic companies.

          Growth and Income Fund--invested and reinvested in equity and debt securities of foreign and domestic companies.

          Overseas Fund--invested and reinvested in foreign securities.

          Quanex Common Stock Fund--invested and reinvested in common stock of Quanex Corporation.

          Additionally, the Plan has investments in a series of guaranteed investment contracts. Refer to Note C for further information.

          The Short-Intermediate Government Fund replaced the Intermediate Bond Fund during January 1993.

    (5) VESTING. Participants became immediately vested in their voluntary contribution and related earnings.

    (6) PAYMENT OF BENEFITS. Upon termination of service, the participant may elect to receive a lump-sum amount equal to the total of vested benefits in his or her account. Benefits payable were $0 as of December 31, 1993 and 1992.

(B)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (1) ACCOUNTING BASIS. The financial statements are prepared on the accrual basis of accounting.

    (2) INVESTMENTS. The Plan recognizes net appreciation on depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value for mutual funds is determined using quoted net asset value. Fair value for Quanex common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price.

    (3) ADMINISTRATIVE EXPENSES. Since inception of the Plan, the Company has paid for all administrative expenses.

C.  DEPOSITS WITH INSURANCE COMPANY

    In 1989 the Plan entered into a series of guaranteed investment contracts with Metropolitan Life Insurance Company ("Metropolitan") for the Fixed Income Fund. The contracts provide a guaranteed rate of return on principal invested which is credited to the Plan for the length of the contracts. The contracts are charged for Plan withdrawals. The contract is included in the financial statements at the December 31, 1993 and 1992 contract values as reported to the Plan by Metropolitan. The remaining contracts mature between January 1, 1994 and January 1, 1995 and provide an interest rate of 8.3%.

D.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the assets held by the Trustee under the Plan will be valued and fully vested, and each Participant will be entitled to distributions respecting his or her account.

E.  FEDERAL INCOME TAX STATUS

    The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service (IRS). The Plan has received a favorable determination letter from the IRS dated June 11, 1990. As such, the Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the ("Code") and, as a result, is exempt from federal income taxes under Code
    Section 501(a). The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, it believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

F.  RELATED PARTY TRANSACTIONS

    During the years ended December 31, 1993 and 1992, the Plan purchased and sold shares of Quanex common stock, as shown:

                        1993                       1992
                 -----------------          ------------------
                 Shares      Cost           Shares       Cost
                 ------    -------          ------      ------
                  565      $10,008           333        $7,934

     During the years ended December 31, 1993 and 1992, the Plan sold 5 and 41 shares of Quanex common stock for $95 (cost $108) and $1,185 (cost $949), respectively.

     During the years ended December 31, 1993 and 1992, the Plan purchased shares of Fidelity, the Trustee, mutual fund assets, as shown below:

                        1993                       1992
                --------------------       --------------------
                 Shares      Cost           Shares       Cost
                -------   ----------       -------     --------
                455,285   $1,317,149       337,786     $881,174

     During the years ended December 31, 1993 and 1992, the Plan sold 260,007 and 137,595 shares of Fidelity mutual fund assets for $465,887 (cost $463,721) and $162,379 (cost $163,425), respectively.

G.   SUBSEQUENT EVENTS

     Effective March 1994, the Plan added the Fidelity Balanced Fund and the Fidelity Contrafund as investment options. The Fidelity Balanced Fund invests in common and preferred stocks and bonds. The Fidelity Contrafund invests in equities of foreign and domestic companies.

H.  ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT FUNDS
    The following tables provide supplemental information regarding the net assets available for benefits by investment fund.

                                                      December 31, 1993
                                 -------------------------------------------------------------
                                                             SHORT-
                                                 GOVERN-     INTER-
                                                  MENT       MEDIATE       INTER-
                                                  MONEY      GOVERN-      MEDIATE
                                                 MARKET       MENT         BOND       PURITAN
                                    TOTAL         FUND        FUND         FUND         FUND
                                 ----------     --------    --------     --------     --------
Assets:
Investments, at fair value:
  Mutual fund assets             $2,249,402     $907,094    $168,313     $      0     $333,054
  Quanex common stock                15,617
                                 ----------     --------    --------     --------     --------
                                  2,265,019      907,094     168,313            0      333,054
                                 ----------     --------    --------     --------     --------
Deposits with insurance
  company, at contract value        281,373
                                 ----------     --------    --------     --------     --------
    Total                         2,546,392      907,094     168,313            0      333,054

Employee contributions
  receivable                         74,473       24,184       5,945            0       12,298
                                 ----------     --------    --------     --------     --------
Net assets available for
  benefits                       $2,620,865     $931,278    $174,258     $      0     $345,352
                                 ==========     ========    ========     ========     ========


                                                      December 31, 1993
                                 -------------------------------------------------------------
                                                                                      GUARAN-
                                   GROWTH                                 QUANEX       TEED
                                    AND                                   COMMON      INVEST-
                                   INCOME       MAGELLAN    OVERSEAS       STOCK       MENT
                                    FUND          FUND        FUND         FUND       CONTRACT
                                 ----------     --------    --------     --------     --------
Assets:
Investments, at fair value:
  Mutual fund assets               $45,120      $658,370     $137,451
  Quanex common stock                                                      $15,617
                                   -------      --------     --------      -------     --------
                                    45,120       658,370      137,451       15,617
                                   -------      --------     --------      -------     --------
Deposits with insurance
  company, at contract value                                                           $281,373
                                   -------      --------     --------      -------     --------
    Total                           45,120       658,370      137,451       15,617      281,373
Employee contributions
  receivable                         2,619        23,809        4,779          839            0
                                   -------      --------     --------      -------     --------
Net assets available for
  benefits                         $47,739      $682,179     $142,230      $16,456     $281,373
                                   =======      ========     ========      =======     ========

                                                      December 31, 1992
                                 -------------------------------------------------------------
                                                             SHORT-
                                                 GOVERN-     INTER-
                                                  MENT       MEDIATE       INTER-
                                                  MONEY      GOVERN-      MEDIATE
                                                 MARKET       MENT         BOND       PURITAN
                                    TOTAL         FUND        FUND         FUND         FUND
                                 ----------     --------    --------     --------     --------
Assets:
Investments, at fair value:
  Mutual fund assets             $1,324,613     $737,890    $      0     $122,552     $141,169
  Quanex common stock                 6,500
                                 ----------     --------    --------     --------     --------
                                  1,331,113      737,890           0      122,552      141,169
                                 ----------     --------    --------     --------     --------
Deposits with insurance
  company, at contract value        362,774
                                 ----------     --------    --------     --------     --------
    Total                         1,693,887      737,890           0      122,552      141,169

Employee contributions
  receivable                         63,803       24,217           0        7,738       10,307
                                 ----------     --------    --------     --------     --------
Net assets available for
  benefits                       $1,757,690     $762,107    $      0     $130,290     $151,476
                                 ==========     ========    ========     ========     ========

                                                      December 31, 1992
                                 -------------------------------------------------------------
                                                                                      GUARAN-
                                   GROWTH                                 QUANEX       TEED
                                    AND                                   COMMON      INVEST-
                                   INCOME       MAGELLAN    OVERSEAS       STOCK       MENT
                                    FUND          FUND        FUND         FUND       CONTRACT
                                 ----------     --------    --------     --------     --------
Assets:
Investments, at fair value:
  Mutual fund assets               $     0      $265,744     $57,258
  Quanex common stock                                                     $6,500
                                   -------      --------     -------      ------      --------
                                         0       265,744      57,258       6,500             0
                                   -------      --------     --------     ------      --------
Deposits with insurance
  company, at contract value                                                          $362,774
                                   -------      --------     --------     ------      --------
    Total                                0       265,744       57,258      6,500       362,774
Employee contributions
  receivable                             0        17,076        3,636        829             0
                                   -------      --------      -------     ------      --------
Net assets available for
  benefits                         $     0      $282,820      $60,894     $7,329      $362,774
                                   =======      ========      =======     ======      ========

ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT FUNDS The following tables provide supplemental information regarding the change in net assets available for benefits by investment fund.



                                                                          DECEMBER 31, 1993
                             -----------------------------------------------------------------------------------------------------
                                                    SHORT-
                                          GOVERN-   INTER-                                                                GUARAN-
                                           MENT     MEDIATE   INTER-              GROWTH                                   TEED
                                          MONEY     GOVERN-   MEDIATE              AND                                    INVEST-
                                          MARKET     MENT      BOND     PURITAN   INCOME   MAGELLAN  OVERSEAS   STOCK      MENT
                               TOTAL       FUND      FUND      FUND      FUND      FUND      FUND      FUND      FUND    CONTRACT
                             ----------  --------  --------  --------  --------  --------  --------  --------  --------  --------

Investment income:
Interest and dividends       $  148,229  $ 24,976  $  8,423  $    695  $ 35,791  $  1,810  $ 51,782  $  2,034  $    366  $ 22,352
Net appreciation
  (depreciation) In fair
  value of investments           72,733         0    (1,528)    1,596     7,138     1,038    37,436    27,849      (796)        0
                             ----------  --------  --------  --------  --------  --------  --------  --------  --------  --------
      Total                     220,962    24,976     6,895     2,291    42,929     2,848    89,218    29,883      (430)   22,352
                             ----------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Employee contributions          830,367   308,695    83,210         0   131,221    19,410   234,239    44,340     9,252         0
                             ----------  --------  --------  --------  --------  --------  --------  --------  --------  --------
      Total additions         1,051,329   333,671    90,105     2,291   174,150    22,258   323,457    74,223     8,822    22,352
                             ----------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Benefit payments                188,154   110,154     9,306         0    12,036       218    18,226     3,273        95    34,846
                             ----------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Fund transfers                        0   (54,346)   93,459  (132,581)   31,762    25,699    94,128    10,386       400   (68,907)
                             ----------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Increase in net assets
  available for benefits:       863,175   169,171   174,258  (130,290)  193,876    47,739   399,359    81,336     9,127   (81,401)
                             ----------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Net assets available
  for benefits:
  Beginning of year           1,757,690   762,107         0   130,290   151,476         0   282,820    60,894     7,329   362,774
                             ----------  --------  --------  --------  --------  --------  --------  --------  --------  --------
  End of year                $2,620,865  $931,278  $174,258  $      0  $345,352  $ 47,739  $682,179  $142,230  $ 16,456  $281,373
                             ==========  ========   =======  ========  ========  ========  ========  ========  ========  ========


ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT FUNDS (continued)




                                                                          DECEMBER 31, 1992
                             -----------------------------------------------------------------------------------------------------
                                                    SHORT-
                                          GOVERN-   INTER-                                                                GUARAN-
                                           MENT     MEDIATE   INTER-              GROWTH                                   TEED
                                          MONEY     GOVERN-   MEDIATE              AND                                    INVEST-
                                          MARKET     MENT      BOND     PURITAN   INCOME   MAGELLAN  OVERSEAS   STOCK      MENT
                               TOTAL       FUND      FUND      FUND      FUND      FUND      FUND      FUND      FUND    CONTRACT
                             ----------  --------  --------  --------  --------  --------  --------  --------  --------  --------

Investment income:
Interest and dividends       $  102,700  $ 22,429  $      0  $  6,128  $ 10,192  $      0  $ 29,236   $  6,323  $    102  $ 28,290
Net appreciation
  (depreciation) in fair
  value of investments          (29,049)        0         0    (1,198)    1,555         0   (14,990)   (13,051)   (1,365)        0
                             ----------  --------  --------  --------  --------  --------  --------   --------  --------  --------
      Total                      73,651    22,429         0     4,930    11,747         0    14,246     (6,728)   (1,263)   28,290
                             ----------  --------  --------  --------  --------  --------  --------   --------  --------  --------
Employee contributions          717,563   291,028         0    92,577   102,638         0   174,290     49,595     7,435         0
                             ----------  --------  --------  --------  --------  --------  --------   --------  --------  --------
      Total additions           791,214   313,457         0    97,507   114,385         0   188,536     42,867     6,172    28,290
                             ----------  --------  --------  --------  --------  --------  --------   --------  --------  --------
Benefit payments                (71,164)  (50,283)        0    (2,628)     (552)        0    (1,211)      (571)   (1,185)  (14,734)
                             ----------  --------  --------  --------  --------  --------  --------   --------  --------  --------
Fund transfers                        0   (88,135)        0    11,981    13,740         0    56,332      5,313       769         0
                             ----------  --------  --------  --------  --------  --------  --------   --------  --------  --------
Increase in net assets
  available for benefits:       720,050   175,039         0   106,860   127,573         0   243,657     47,609     5,756    13,556
                             ----------  --------  --------  --------  --------  --------  --------   --------  --------  --------
Net assets available
  for benefits:
  Beginning of year           1,037,640   587,068         0    23,430    23,903         0    39,163     13,285     1,573   349,218
                             ----------  --------  --------  --------  --------  --------  --------   --------  --------  --------
  End of year                $1,757,690  $762,107  $      0  $130,290  $151,476  $      0   $282,820  $ 60,894  $  7,329  $362,774
                             ==========  ========   =======  ========  ========  ========   ========  ========  ========  ========


          Item 27a - Schedule of Assets Held for Investment Purposes
                            EIN: 38-1872178; PN: 015
       QUANEX CORPORATION HOURLY BARGAINING UNIT EMPLOYEE SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                                DECEMBER 31, 1993




                                                                   Shares/            Cost of             Current
                                                                  Par Value         Acquisition            Value
                                                                  ---------         -----------          ----------
Mutual fund assets:
Fidelity Investments Government Money Market Fund*                 907,094          $  907,094           $  907,094
Fidelity Investments Short-Intermediate Government Fund*            17,036             169,780              168,313
Fidelity Investments Puritan Fund*                                  21,146             324,859              333,054
Fidelity Investments Growth and Income Fund*                         2,031              44,088               45,120
Fidelity Investments Magellan*                                       9,292             636,186              658,370
Fidelity Investments Overseas Fund*                                  5,011             121,763              137,451
                                                                                    ----------           ----------
    Total mutual fund assets                                                         2,203,770            2,249,402
                                                                                    ----------           ----------
Common stock:
Quanex Corporation*                                                    899              17,845               15,617
                                                                                    ----------           ----------
Deposits with insurance company:
Metropolitan Life Guaranteed Investment Contract                       N/A             281,373              281,373
                                                                                    ----------           ----------
    Total investments                                                               $2,502,988           $2,546,392
                                                                                    ==========           ==========

*  Party-in-Interest

              Item 27d - Schedule of Reportable (5%) Transactions
                            EIN: 38-1872178; PN: 015
        QUANEX CORPORATION HOURLY BARGAINING UNIT EMPLOYEE SAVINGS PLAN

              SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31,1993

                              Single Transactions



                                                                                     Current Value
                                                                                      of Asset on        Net
                                            Purchase       Selling       Cost of      Transaction      Gain or
        Description of Assets                 Price         Price         Asset           Date         (Loss)
       ----------------------              ---------      -------        -------      -----------      -------
Mutual Fund Assets:

Fidelity Investments*

  Short-Intermediate Government Fund        $127,488                                  $127,488

  Intermediate Bond Fund                                  $127,488      $126,702       127,488         $786



                             Series of Transactions

                                       Total
                                     Number of                    Total                                    Current Value
                                     Purchases                   Number of                                  of Asset on    Net Gain
                                      During       Purchase     Sales During     Selling                    Transaction       or
        Description                  Plan Year      Price        Plan Year       Price     Cost of Asset       Date         (Loss)
        -----------                 ----------     --------     ------------     -------    -------------    ----------     --------
Mutual Fund Assets:
Fidelity Investments*

  Government Money Market Fund          68         $409,970                                                  $409,970
                                                                   52           $240,766       $240,766       240,766          --

   Short-intermediate Government Fund   46          219,202                                                   219,202
                                                                   19             49,362         49,422        49,362         ($60)

  Intermediate Bond Fund                 3            8,433                                                     8,433
                                                                    2            132,581        131,804       132,581          777

  Puritan Fund                          29          204,233                                                   204,233
                                                                   10             19,486         18,596        19,486          890

  Magellan Fund                         40          374,401                                                   374,401
                                                                   11             19,210         18,432        19,210          778
Deposits with Insurance Company:
- - - - - --------------------------------
Guaranteed Investment Contract          21           22,352                                                    22,352
                                                                    9            103,753        103,753       103,753          --

- - - - - ----------------

*Party-in-Interest

                              INDEX TO EXHIBITS

    EXHIBIT
    NUMBER
    23.1             Independent Auditor's Consent
